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                                                                 EXHIBIT (a)(13)

                           CORPORATE EXPRESS ANNOUNCES
                          NEW $1 BILLON CREDIT FACILITY

     BROOMFIELD, COLORADO (April 2, 1998) - - Corporate Express, Inc., (Nasdaq:
CEXP) a leading supplier of non-production goods and services to large corporations, announced today the financing for its issuer tender offer to purchase up to 35,000,000 shares of its common stock at a purchase price not greater than $11.50 nor less than $10.00 per share. The Company will fund the purchase of such shares and the payment of related fees and expenses through borrowings by its wholly owned subsidiary, CEX Holdings, Inc., under a new $1 billion senior secured bank credit facility underwritten by Bankers Trust Company. CEX Holdings will also use borrowings under the new credit facility to repay and terminate its existing bank credit facility and for general corporate and working capital requirements. Under the new facility, The First National Bank of Chicago is expected to serve as syndication agent; DLJ Capital Funding, Inc. and The Bank of New York are expected to serve as co-documentation agents; and, Bankers Trust Company is expected to serve as administrative agent for a syndicate of financial institutions. The new credit facility will consist of a $250 million seven-year senior secured term loan facility and a $750 million five-year senior secured revolving credit facility.

     The Company and its domestic subsidiaries will guarantee the credit facilities. The credit facilities and guarantees will be secured by a security interest in all the assets of CEX Holdings and the guarantors, subject to certain exceptions to be agreed upon by the lenders and the Company.


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     CEX Holdings may elect that borrowings under the credit facilities bear interest at an applicable margin above the prime lending rate or LIBOR, with the applicable margin based upon the ratio of total debt to earnings before interest, taxes, depreciation and amortization. The new credit facility will also contain certain customary representations and warranties, covenants and conditions. A copy of the final Commitment Letter between the Company and Bankers Trust Company will be filed as an exhibit to an amended Issuer Tender Offer Statement on Schedule 13E-4/A being filed with the Securities and Exchange Commission this week.

     The Company currently anticipates that borrowings under the credit facilities will be repaid out of cash generated from the Company's operations. In addition, depending on business and market conditions, the Company intends to refinance a portion of the borrowings with proceeds from the sale of debt securities in the near future.

     The Company also announced that, as a result of the tender offer, the Company's November 1997 acquisition of Data Documents Incorporated, previously accounted for as a pooling of interests, would be reclassified to the purchase method of accounting. The Company announced that it will promptly file a Form 10-Q/A with the Securities and Exchange Commission to amend its Quarterly Report for the period ending November 29, 1997 to reflect this accounting reclassification.



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